                                                            Exhibit 99.1

I.	ELBIT MEDICAL IMAGING LTD. ANNOUNCES RESULTS OF ITSSPECIAL GENERAL MEETING

Tel-Aviv, Israel - May 31,2006 - Elbit Medical Imaging Ltd. (NASDAQ: EMITF) ("EMI") today announced the results of the Special General Meeting of its shareholders held today, Wednesday, May 31, 2006, in Tel-Aviv, Israel.

At the meeting, all proposals set forth in EMI’s proxy statement dated April 20, 2006 (the "Proxy Statement") sent in connection with the meeting were approved by the required majoritiese, except for Proposal No. 9 which was withdrawn prior to the meeting.

Proposal No. 9 regarding the grant by InSightec Ltd. ("InSightec"), a subsidiary of EMI, of options to purchase ordinary shares of InSightec to Mr. Mordechay Zisser, EMI’s Executive Chairman and Chairman of InSightec, was withdrawn from the agenda, at the request of Mr. Zisser. Following discussions with several institutional investors, Mr. Zisser agreed to examine alternative methods of consideration for his services as Chairman of InSighec.

In addition, at the meeting, Proposal No. 5 regarding the grant of options to purchase ordinary shares of EMI to EMI’s directors was amended with respect to the exercise of each option, so that the exercise price will the lower of: (i) NIS 100; or (ii) the average closing price of EMI’s ordinary shares on the Tel Aviv Stock Exchange during the 30-trading day period preceding the date of grant of such options instead of the lower of: (i) NIS 83.71; or (ii) the average closing price of EMI’s ordinary shares on the Tel Aviv Stock Exchange during the 30-trading day period preceding the date of grant of such options. The remaining terms of such grant remain unchange.

For further information concerning the proposals, please refer to the Proxy Statement.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into three principal fields: (i) ownership, operation, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Eastern and Central Europe; (ii) ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities and ownership, operation and management of a commercial and entertainment mall in Israel through its subsidiary, Elscint Ltd.; and (iii) research and development in the image guided focused ultrasound activities through its subsidiary, InSightec Ltd.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on June 30, 2005 and EMI's Registration Statement on Form F-4/A filed with the Securities and Exchange Commission on September 23, 2005.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com